UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)1

Darden Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

237194105
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,560,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,560,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,535,767
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,535,767
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,066
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 580,066
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD LEADERS DELTA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,382,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,382,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 650,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,382,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,382,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,382,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,382,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,382,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,382,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,560,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,560,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,560,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,560,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,560,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,560,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,560,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,560,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,560,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,560,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,560,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,560,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,560,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON BRADLEY D. BLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CHARLES M. SONSTEBY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON ROBERT MOCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,318
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,318
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CRAIG S. MILLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON BETSY S. ATKINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON MARGARET SHÂN ATKINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 150
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JEAN M. BIRCH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,990
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,990
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CYNTHIA T. JAMISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 420
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON WILLIAM H. LENEHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,108
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON LIONEL L. NOWELL, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON ALAN N. STILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (“Amendment No. 12”).  This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,535,767 Shares beneficially owned by Starboard V&O Fund is approximately $122,894,450, excluding brokerage commissions.  The aggregate purchase price of the 580,066 Shares beneficially owned by Starboard S LLC is approximately $28,306,543, excluding brokerage commissions.  The aggregate purchase price of the 317,952 Shares beneficially owned by Starboard C LP is approximately $15,479,357, excluding brokerage commissions.  The aggregate purchase price of the 1,732,025 Shares beneficially owned by Starboard Delta LLC is approximately $84,202,991, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 650,000 Shares beneficially owned by Starboard Delta LLC, as further described in Item 6 below, is approximately $24,538,085, excluding brokerage commissions. The aggregate purchase price of the 4,744,190 Shares held in the Starboard Value LP Accounts is approximately $240,321,755, excluding brokerage commissions.

The Shares purchased by each of Messrs. Blum, Sonsteby, Mock, Miller, Fogarty, Lenehan, Nowell and Stillman and by each of Ms. Betsy Atkins, Ms. Shân Atkins and Misses Birch and Jamison, were purchased in the open market with personal funds.  The aggregate purchase price of the 2,250 Shares owned directly by Mr. Blum is approximately $109,568, including brokerage commissions.  The aggregate purchase price of the 3,000 Shares owned directly by Mr. Sonsteby is approximately $146,211.45, including brokerage commissions.  The aggregate purchase price of the 1,318 Shares owned directly by Mr. Mock is approximately $64,541, including brokerage commissions.  The aggregate purchase price of the 1,000 Shares owned directly by Mr. Miller is approximately $49,918, including brokerage commissions.  The aggregate purchase price of the 200 Shares owned directly by Ms. Betsy Atkins is approximately $10,108, including brokerage commissions.  The aggregate purchase price of the 150 Shares owned directly by Ms. Shân Atkins is approximately $7,545, including brokerage commissions.  The aggregate purchase price of the 450 Shares owned directly by Ms. Birch is approximately $22,040.60, including brokerage commissions. The aggregate purchase price of the 1,990 Shares owned directly by Mr. Fogarty is approximately $99,639, excluding brokerage commissions.   The aggregate purchase price of the 420 Shares owned directly by Ms. Jamison is approximately $20,435.35, excluding brokerage commissions.  The aggregate purchase price of the 1,108 Shares owned directly by Mr. Lenehan is approximately $55,086, including brokerage commissions. The aggregate purchase price of the 400 Shares owned directly by Mr. Nowell is approximately $19,632.40, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Mr. Stillman is approximately $4,997, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 23, 2014, Starboard Value LP (“Starboard”) filed a Complaint in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida against the Issuer seeking an order to compel the Issuer to provide Starboard with certain books and records for purposes of inspection and copying pursuant to Section 607.1604 of the Florida Business Corporations Act.  Within its rights as a shareholder under Florida law, Starboard delivered a letter to the Issuer on June 5, 2014 demanding production of certain of the Issuer’s books and records (the “June 5 Demand”) in order to gain additional insight and learn more as to the analyses, processes and rationale that ultimately led to the Issuer’s agreement on May 16, 2014 to sell Red Lobster at what Starboard believes to be a fire sale price to Golden Gate Capital (the “Red Lobster Sale”).  In agreeing to the Red Lobster Sale, the Issuer disregarded the strong mandate from its shareholders representing 57% of the Issuer’s outstanding shares, or 80% of the shares realistically able to vote, to either pause the Red Lobster Sale or to subject any transaction involving Red Lobster to a shareholder vote.

Since the Issuer’s announcement of the Red Lobster Sale, the Issuer’s stock price has declined by 11% and has underperformed its peers by 16%, representing the destruction of hundreds of millions of dollars in total shareholder value.  In addition to better understanding the process and rationale behind the Red Lobster Sale, Starboard served the June 5 Demand specifically to (i) investigate potential mismanagement, wrongdoing and/or corporate waste in connection with the proposed sale in the course of evaluating whether to bring an action to enjoin the sale or for breach of fiduciary duty against Issuer’s current Board of Directors and management, and (ii) assist Starboard in evaluating its proxy contest.  These are appropriate purposes for making a books and records demand under Florida law.

CUSIP NO. 237194105

Since serving the June 5 Demand, Starboard has attempted to negotiate in good faith the conditions for the Issuer to turn over the requested records, even going so far as to narrow its request voluntarily in an effort to get to resolution.  Unfortunately, the Issuer was not willing to accept reasonable terms regarding confidentiality restrictions.  Specifically, the Issuer demanded that Starboard not only keep the books and records themselves confidential, but also insisted that Starboard could not express any “opinions, conclusions, views, or perspectives,” derived from the produced books and records.  The Issuer therefore sought to condition production of the books and records on a gag order that would extend not only to the documents themselves, but also to any Starboard view or opinion informed by, or derived in any way from, the produced documents.  Despite Starboard’s efforts to negotiate the confidentiality terms in good faith, the Issuer has refused to provide any of the requested books and records, and Starboard has filed the Complaint seeking to enforce its inspection rights under Florida law.

The foregoing summary is qualified in its entirety by reference to the full text of the Complaint, a copy of which is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 132,314,493 Shares outstanding, as of May 25, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 18, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on July 23, 2014, Starboard V&O Fund beneficially owned 2,535,767 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 2,535,767
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,535,767
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 11 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

B.	Starboard S LLC

(a)	As of the close of business on July 23, 2014, Starboard S LLC beneficially owned 580,066 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 580,066
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 580,066
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

C.	Starboard C LP

(a)	As of the close of business on July 23, 2014, Starboard C LP beneficially owned 317,952 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 237194105

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 317,952 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 317,952 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

F.	Starboard Delta LLC

(a)	As of the close of business on July 23, 2014, Starboard Delta LLC beneficially owned 2,382,025 Shares, including 650,000 Shares underlying certain call options

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 2,382,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,382,025
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

CUSIP NO. 237194105

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Delta LLC, may be deemed the beneficial owner of the 2,382,025 shares owned by Starboard Delta LLC.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 2,382,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,382,025
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares on behalf of Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC, may be deemed the beneficial owner of the 2,382,025 shares owned by Starboard Delta LLC.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 2,382,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,382,025
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares on behalf of Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 2,382,025 shares owned by Starboard Delta LLC.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 2,382,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,382,025
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares on behalf of Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

CUSIP NO. 237194105

J.	Starboard Value LP

(a)
As of the close of business on July 23, 2014, 4,744,190 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 2,382,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 10,560,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,560,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 2,382,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 10,560,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,560,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 2,382,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.0%

CUSIP NO. 237194105

(b)	1. Sole power to vote or direct vote: 10,560,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,560,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 2,382,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 10,560,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,560,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 2,382,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,560,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,560,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard Delta LLC since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 237194105

O.	Mr. Blum

(a)	As of the close of business on July 23, 2014, Mr. Blum directly owned 2,250 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,250
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Blum has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

P.	Mr. Sonsteby

(a)	As of the close of business on July 23, 2014, Mr. Sonsteby directly owned 3,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Sonsteby has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

Q.	Mr. Mock

(a)	As of the close of business on July 23, 2014, Mr. Mock directly owned 1,318 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,318
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,318
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mock has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

R.	Mr. Miller

(a)	As of the close of business on July 23, 2014, Mr. Miller directly owned 1,000 Shares.

Percentage: Less than 1%

CUSIP NO. 237194105

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Miller has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

S.	Ms. Betsy Atkins

(a)	As of the close of business on July 23, 2014, Ms. Betsy Atkins directly owned 200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Atkins has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

T.	Ms. Shân Atkins

(a)	As of the close of business on July 23, 2014, Ms. Shân Atkins directly owned 150 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Atkins has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

U.	Ms. Birch

(a)	As of the close of business on July 23, 2014, Ms. Birch directly owned 450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Birch has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

CUSIP NO. 237194105

V.           Mr. Fogarty

(a)	As of the close of business on July 23, 2014, Mr. Fogarty directly owned 1,990 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,990
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,990
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fogarty has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

W.	Ms. Jamison

(a)	As of the close of business on July 23, 2014, Ms. Jamison directly owned 420 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 420
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 420
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Jamison has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

X.	Mr. Lenehan

(a)	As of the close of business on July 23, 2014, Mr. Lenehan directly owned 1,108 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,108
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lenehan has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

Y.           Mr. Nowell

(a)	As of the close of business on July 23, 2014, Mr. Nowell directly owned 400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 400
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 237194105

(c)	Mr. Nowell has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

Z.	Mr. Stillman

(a)	As of the close of business on July 23, 2014, Mr. Stillman directly owned 100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Stillman has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 21, 2014, Starboard V&O exercised all American-style call options described in Amendment No. 9 to the Schedule 13D and Amendment No. 11 to the Schedule 13D and thereby acquired 1,009,439 Shares in the aggregate. On July 21, 2014, upon exercise of such call options, all European-style put options described in Amendment No. 9 to the Schedule 13D and Amendment No. 11 to the Schedule 13D terminated in accordance with their terms.

On July 22, 2014, Starboard Delta LLC purchased in the over the counter market American-style call options referencing an aggregate of 150,000 Shares, which have an exercise price of $6.6414 per Share and expire on July 22, 2015. Also on July 22, 2014, Starboard Delta LLC sold in the over the counter market European-style put options referencing an aggregate of 150,000 Shares at an exercise price of $6.6414 per Share, which expire on July 22, 2015.

On July 23, 2014, Starboard Delta LLC purchased in the over the counter market American-style call options referencing an aggregate of 500,000 Shares, which have an exercise price of $6.6726 per Share and expire on July 23, 2015. Also on July 23, 2014, Starboard Delta LLC sold in the over the counter market European-style put options referencing an aggregate of 500,000 Shares at an exercise price of $6. 6726 per Share, which expire on July 23, 2015.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Complaint, dated July 23, 2014.

CUSIP NO. 237194105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS DELTA LLC
By: Starboard Value A LP,
      its managing member

STARBOARD  LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles M. Sonsteby, Robert Mock, Craig S. Miller, Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III and Alan N. Stillman

CUSIP NO. 237194105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 11 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Exercise of Call Options	269,139#	6.5611##	07/21/2014
Exercise of Call Options	178,200#	6.4074##	07/21/2014
Exercise of Call Options	29,700#	6.3164##	07/21/2014
Exercise of Call Options	118,800#	6.2428##	07/21/2014
Exercise of Call Options	89,100#	6.2480##	07/21/2014
Exercise of Call Options	44,250#	6.1391##	07/21/2014
Exercise of Call Options	44,250#	6.5946##	07/21/2014
Exercise of Call Options	29,500#	6.6449##	07/21/2014
Exercise of Call Options	59,000#	6.5106##	07/21/2014
Exercise of Call Options	118,000#	6.4546##	07/21/2014
Exercise of Call Options	29,500#	6.3569##	07/21/2014

STARBOARD LEADERS DELTA LLC

Purchase of Common Stock	300,000	43.9666	07/16/2014
Purchase of Common Stock	125,000	43.7557	07/17/2014
Purchase of Common Stock	25,000	44.3976	07/18/2014
Purchase of Common Stock	10,000	43.8976	07/21/2014
Purchase of Call Options	150,000*	37.6149**	07/22/2014
Sale of Put Options	(150,000)^	0.0100^^	07/22/2014
Purchase of Call Options	500,000*	37.7917**	07/23/2014
Sale of Put Options	(500,000)^	0.0100^^	07/23/2014

___________________
# Represents Shares acquired upon exercising American-style call options purchased in the over the counter market. These call  options would have expired on May 21, 2015, June 22, 2015, June 23, 2015, June 26, 2015, June 29, 2015, July 7, 2015, July 8, 2015, July 9, 2015, July 10, 2015, July 13, 2015 and July 15, 2015, respectively.
## Represents the average per share exercise price of the underlying American-style call options. The per share exercise price of these options was $7.3468, $7.2162, $7.1245, $7.0508, $7.0572, $6.9531, $6.8556, $6.9088, $6.7700, $6.7127, and $6.6145, respectively.
* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on July 22, 2015 and July 23, 2015, respectively.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $6.6414 and 6.6726, respectively.
^ Represents shares underlying European-style put options sold in the over the counter market. These put options expire on July 22, 2015 and July 23, 2015, respectively.
^^ This amount represents the proceeds received from an applicable European-style put option to sell one Share. The per share exercise price of these put options is $6.6414 and 6.6726, respectively.